UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                              FILE NO. 812-
-------------------------------------

In the Matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V
First Trust Exchange-Traded Fund VI
First Trust Exchange Traded-AlphaDEX(R) Fund
First Trust Exchange Traded-AlphaDEX(R) Fund II
First Trust Series Fund
First Defined Portfolio Fund, LLC and
First Trust Variable Insurance Trust
First Trust Advisors L.P.
-------------------------------------

Application under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from: (i) Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (ii) certain disclosure requirements under various Rules and Forms.

All communications and orders to:

First Trust Exchange-Traded Fund                         Eric F. Fess
First Trust Exchange-Traded Fund II                      Felice R. Foundos
First Trust Exchange-Traded Fund III                     Suzanne M. Russell
First Trust Exchange-Traded Fund IV                      Chapman and Cutler LLP
First Trust Exchange-Traded Fund V                       111 West Monroe
First Trust Exchange-Traded Fund VI                      Chicago, IL  60603
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Series Fund
First Defined Portfolio Fund, LLC
First Trust Variable Insurance Trust
First Trust Advisors L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


         Page 1 of 34 sequentially numbered pages (including exhibits).

    As filed with the Securities and Exchange Commission on August 24, 2012.


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                               TABLE OF CONTENTS

                                                                            PAGE

I.    INTRODUCTION............................................................3


II.   BACKGROUND..............................................................4

      A.      The Companies...................................................4
      B.      The Advisor.....................................................5
      C.      The Sub-Advisers and the Manager of Managers Structure..........6
      D.      The Requested Relief............................................8

III.  EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW.......................... 9

      A.      Shareholder Voting............................................. 9
              1.     Applicable Law.......................................... 9
              2.     Discussion..............................................10
      B.      Disclosure of Sub-Advisers' Fees...............................18
              1.     Applicable Law..........................................18
              2.     Discussion..............................................19
      C.      Precedent......................................................21

IV.   CONDITIONS FOR RELIEF..................................................21


V.    CONCLUSION.............................................................23


VI.   PROCEDURAL MATTERS.....................................................23


VII.  AUTHORIZATIONS AND SIGNATURES..........................................26


VIII. VERIFICATIONS OF APPLICATION AND STATEMENTS OF FACT....................28

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I. INTRODUCTION

      First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (each an "ETF Trust"), First Trust Series Fund (the "Series Trust"), First Defined Portfolio Fund, LLC ("First Defined"), First Trust Variable Insurance Trust ("VIT" and, together with each ETF Trust, the Series Trust, and First Defined, each a "Company" and together, the "Companies")(1) and First Trust Advisors L.P. ("First Trust" and, together with the Companies, the "Applicants") hereby submit this application (this "Application") for an order from the U.S. Securities and Exchange Commission (the "Commission") on behalf of
(i) the Companies and all existing and future series of the Companies (the "Funds"); (ii) all other existing or future open-end management investment companies or series thereof that (a) are advised by First Trust or any entity controlling, controlled by or under common control with First Trust or its successors(2) (each such entity included in the term "Advisor"), (b) are registered under the 1940 Act, (c) use the "Manager of Managers Structure" (as described in this Application and defined below) and (d) comply with the terms and conditions in this Application (each such investment company or series thereof included in the term "Funds"); and (iii) any Advisor.(3)

      Applicants hereby file this Application pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the boards of trustees of the Companies (hereafter referred to as the "Board"), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each, a "Sub-Adviser")(4) to manage all or a portion of the assets of any of the Funds pursuant to an investment sub-advisory agreement with a Sub-Adviser ("Sub-Advisory Agreement") and (b) materially amend Sub-Advisory Agreements with the Sub-Advisers. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an "assignment" within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under


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1     As used herein, when appropriate, "Company" shall also be read to include any other existing or future open-end management investment company registered with the Commission and advised by the Advisor (as defined below).

2 For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

4 If the Advisor wishes to use an investment sub-adviser that would be an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) of a Company, a Fund or of the Advisor (other than by reason of serving as a sub-adviser to one or more of the Funds) ("Affiliated Sub-Advisers"), shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained. The requested relief will not apply with respect to Affiliated Sub-Advisers.

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Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A;
(ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A
under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
(iii) Section 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the "1933 Act").

      The requested orders referred to above are sometimes referred to collectively as the "Order" in this Application.

      Applicants are seeking this exemption to enable the Advisor and the Board to obtain for the Funds the services of one or more Sub-Advisers believed by the Board and the Advisor to be particularly well-suited to manage a Fund without the delay and expense of convening a special meeting of shareholders. Under a management approach that utilizes Sub-Advisers (the "Manager of Managers Structure"), the Advisor will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.(5)

      The requested exemptions will also permit the Advisor and the Companies to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Companies may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Sub-Advisory Agreements when considered appropriate by the Advisor and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

      If the name of any Fund relying on the requested relief contains the name of a Sub-Adviser, the name "First Trust" or other name being used by the Advisor will precede the name of the Sub-Adviser.

II. BACKGROUND

      A. The Companies

      Each ETF Trust is organized as a Massachusetts business trust and is or will be registered under the 1940 Act as an open-end management investment company offering separate series of shares. The ETF Trusts have received or may rely on exemptive relief to offer series that sell their shares on a national securities exchange at negotiated prices.(6) Each such series represents a


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5     The "Board," as used herein, also oversees each individual Fund.

6 Pursuant to relief previously obtained, the ETF Trusts may, in general terms, operate actively managed exchange-traded funds (a) that invest primarily in equity securities (In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008) (order)) or (b) that invest in fixed income securities or in a combination of equity securities and fixed income securities (In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 29983 (Mar. 15, 2012) and 30029 (Apr. 10, 2012) (order)). In addition, pursuant to relief previously

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separate investment portfolio and has its own investment objective(s), policies and restrictions. As of the date of the filing of this Application, each ETF Trust other than First Trust Exchange-Traded Fund III and First Trust Exchange-Traded Fund V has series with publicly outstanding shares.

      The Series Trust is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. As of the date of the filing of this Application, the Series Trust has two existing series which are currently offered and sold pursuant to its Registration Statement on Form N-1A. The Series Trust may offer additional series in the future.

      First Defined is organized as a Delaware limited liability company and is registered under the 1940 Act as an open-end management investment company. As of the date of the filing of this Application, First Defined has eight existing series which are currently offered and sold pursuant to its Registration Statement on Form N-1A. First Defined may offer additional series in the future.

      VIT is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. As of the date of the filing of this Application, VIT has one existing series which is currently offered and sold pursuant to its Registration Statement on Form N-1A. VIT may offer additional series in the future.

      B. The Advisor

      First Trust, an Illinois limited partnership with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, currently serves as investment adviser to the Funds. First Trust is registered under
Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").(7) First Trust has one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation.

      The Advisor, subject to the oversight and authority of the Board, is, in general terms, responsible for managing the investment of each Fund's assets pursuant to an investment advisory agreement with the applicable Company, on behalf of such Fund (an "Advisory Agreement"). In addition, subject to any applicable provisions of the Advisory Agreement for a Fund, the Advisor may retain one or more Sub-Advisers for the purpose of managing the investment of the assets of such Fund.


---------------
      obtained, the ETF Trusts may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order).

7     Any Advisor will be registered under the Advisers Act.

      For the investment management services that it provides to each Fund, the Advisor receives the fee specified in the Advisory Agreement from each Fund based on the Fund's average daily net assets. In the interest of limiting the expenses of the Funds, the Advisor may from time to time waive some or all of its investment advisory fees or reimburse other fees or expenses for any of the Funds. In this regard, the Advisor has contractually agreed and may, in the future, contractually agree, to waive advisory fees or waive or reimburse other fees or expenses on behalf of certain Funds.

      The terms of each Advisory Agreement comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was approved by the Board, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Companies or the Advisor (the "Independent Trustees"), and was approved by the shareholder(s) of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.

      C. The Sub-Advisers and the Manager of Managers Structure

      With respect to certain existing series of the Companies, the Advisor has entered into Sub-Advisory Agreements with Sub-Advisers to provide investment advisory services and may, in the future, enter into Sub-Advisory Agreements(8) with other Sub-Advisers for one or more of the series of the Companies.(9) Each Sub-Adviser employed by the Advisor is or will be an "investment adviser," as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Adviser serves, and each Sub-Adviser is or will be registered as an investment adviser under the Advisers Act.

      The Advisor will select additional Sub-Advisers based on the Advisor's evaluation of the Sub-Advisers' skills in managing assets, and recommend their hiring to the Board. The Advisor will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Advisor will also negotiate and potentially renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations with respect thereto to the Board as needed. Although the Advisor may recommend, from time to time, that the services of a Sub-Adviser be terminated, the Advisor, in general, does not expect to make frequent changes in Sub-Advisers.


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8     Each existing Sub-Advisory Agreement (i) was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder and (ii) complies fully with the requirements of Section 15(a) of the 1940 Act.

9 It is expected that the number of Funds employing a Sub-Adviser and the number of Sub-Advisers employed by a particular Fund could change over time.

      With respect to Funds utilizing the Manager of Managers Structure, subject to the approval of this Application, and subject to approval by the Board and a majority of each Fund's outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds -- including, in particular, the selection and supervision of the Sub-Advisers -- will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will (1) set each Fund's overall investment strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Sub-Adviser's investment programs and results as well as the performance of Sub-Advisers; and (4) review each Fund's compliance with its investment objective(s), policies and restrictions. The Advisor will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

      Each Sub-Adviser is and will be responsible, subject to the general supervision of the Advisor and the Board, for, among other things, the purchase and sale of securities for the investment portfolio of the applicable Fund. Neither the Advisor nor the Board evaluates or will evaluate the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund. The Advisor and the Board may terminate any Sub-Advisory Agreement and, pursuant to and subject to the terms of the particular Advisory Agreement, the Advisor would assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

      The Advisor, under and subject to the terms of the relevant Advisory Agreement and Sub-Advisory Agreements, may employ multiple Sub-Advisers for the Funds. In such cases, the Advisor will allocate and, when appropriate, reallocate the Fund's assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund's assets assigned to it. The Advisor will seek to achieve each Fund's objective(s) by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of assets.

      Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisor periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant index (as applicable) or underperforms over time, or if the Advisor has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund's disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Advisor will assess the continued ability of the Sub-Adviser to meet the Fund's investment objective(s). The Advisor will assess possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Board and, if approved, can be effected on a timely basis should a Sub-Adviser change be warranted. Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and could delay the implementation of the change.

      The Sub-Advisory Agreement with each Sub-Adviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Company's series will not rely on the requested Order if the operation of the series in the manner described in this Application has not been approved as provided in condition 1 set out in
Section IV below.(10) The prospectus for each Fund whose shareholders have approved the Manager of Managers Structure will contain the disclosure required by condition 2 set out in Section IV below at all times subsequent to obtaining such approval.

      For the investment advisory services it provides to a Fund, each Sub-Adviser will receive annual fees from the Advisor or the Fund, calculated at an annual rate based on the average daily net assets of the Fund or the portion of the Fund's assets allocated to such Sub-Adviser. Each Sub-Adviser will bear its own expenses of providing sub-advisory services to the applicable Fund. Where the Advisor is responsible for paying sub-advisory fees to the Sub-Adviser, the Advisor will compensate the Sub-Adviser(s) for a Fund out of the fee paid to the Advisor under that Fund's Advisory Agreement; in other words, such Sub-Advisers will be compensated by the Advisor out of the advisory fees the Advisor receives pursuant to the relevant Advisory Agreement (or out of the Advisor's other assets) and not by the Funds directly. In the alternative, Funds will be responsible for paying sub-advisory fees directly to the Sub-Advisers. Currently, all Sub-Advisers are compensated by the Adviser. In the future, however, subject to the terms of the applicable Advisory Agreement and Sub-Advisory Agreement, a Fund may pay sub-advisory fees directly to the Sub-Advisers.

      D. The Requested Relief

      Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of, and making of material changes in Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the affected Fund will not be sought or obtained.(11)

      If the requested Order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Advisor, the Board or by shareholders of the affected Fund on not more than sixty days' written notice to the Sub-Adviser; and (4) it will provide for its automatic termination in the event of its assignment.


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10    Each Fund will be required to obtain shareholder approval before relying on the requested Order.

11 As noted above, the requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

      Each Fund offers shares, and with respect to the new Funds offered in the future, will offer shares, pursuant to a prospectus that is intended to satisfy the requirements of the 1933 Act and that describes the advisory services provided to the Fund. Each prospectus contains and will contain information concerning the management and operation of the Fund, including, if applicable to a particular Fund, a description of the Sub-Advisers and the services they provide. In addition, each Fund utilizing the Manager of Managers Structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that the Advisor has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.

      Each Fund utilizing the Manager of Managers Structure will disclose that it operates pursuant to the terms and conditions set forth in this Application. Thus, all shareholders of the Funds will be informed: (a) of the means by which the Funds obtain advisory services, including a description of the Advisor, the Sub-Advisers, and their agreements with respect to the relevant Fund; and (b) that new Sub-Advisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval prior to relying on the requested relief.

III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

      A. Shareholder Voting

               1. Applicable Law

      Section 15(a) of the 1940 Act provides in relevant part that:

            It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company ....

      Rule 18f-2 under the 1940 Act provides in relevant part that:

            (c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter ....

      Rule 18f-2 further provides that:

            (c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by paragraph (c)(1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with

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      the same or different adviser, or other definitive action; Provided, That the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

      Section 2(a)(20) defines an "investment adviser" as the following:

            "Investment adviser" of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

      Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an "investment adviser," and the Sub-Advisory Agreements between the Advisor and each Sub-Adviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as each Advisory Agreement. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in "control" unless the Advisor and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser's selection and/or the change in the Sub-Advisory Agreement.

      Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Advisor, the Companies, and any Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

               2. Discussion

               a. Necessary or Appropriate in the Public Interest

      Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the Manager of Managers Structure will be different from those of traditional investment companies. Under the traditional structure, a fund's investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the Manager of Managers Structure, the Advisor will use one or more Sub-Advisers, and the Advisor typically will not make the day-to-day investment decisions. Instead, the Advisor will establish an investment program for a Fund and select, supervise and evaluate the Sub-Advisers who make the day-to-day investment decisions for the respective Fund.(12) This is a service that the Advisor believes can add value to the investments of the Funds' shareholders because the Advisor will be able to select those Sub-Advisers that have distinguished themselves through successful performance in the market sectors in which the respective Fund will invest.


      The Funds utilizing the Manager of Managers Structure will hold themselves out as investment vehicles whereby investors look to the Advisor as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Advisor will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors' defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder's investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.(13)

      From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund's investment objective(s) and policies and have no significant supervisory, management or administrative responsibilities with respect to that Fund or Company. Applicants believe that shareholders look to the Advisor when they have questions or concerns about a Fund's management or investment performance. Shareholders expect the Advisor to select the portfolio managers or Sub-Adviser for a Fund that is best suited to achieve the Fund's investment objective(s). Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Funds' shareholders should be required to approve the relationships between the Sub-Advisers and a Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.


---------------
12 While the Advisor typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Advisor may do so subject to the terms of the applicable Advisory Agreement.

13 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, United States Securities and Exchange Commission, May 1992, Ch. 7, Part III(D)(2).

      In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Adviser is proposed for retention by a Fund or a Company on behalf of one or more of the Funds, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the affected Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been "assigned" as a result of a change of control of the Sub-Adviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require a Company or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team or portfolio managers had left, potentially harmful to a Fund and its shareholders.

      Applicants believe that permitting the Advisor to perform those duties for which the shareholders of the Funds are paying the Advisor (i.e., the selection, supervision and evaluation of Sub-Advisers) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Sub-Advisers when the Board and the Advisor believe that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser who would be unable to manage the Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control - events beyond the control of the Advisor, the Companies and the Funds - the affected Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Fund.

      Applicants recognize that this Application is unusual insofar as it seeks exemptions for open-end investment companies, the shares of which are traded on an Exchange (as defined below) ("ETFs"), to use a Manager of Managers Structure ("Manager of Manager Exemptions"). Applicants acknowledge that, in the past, the Commission has granted Manager of Managers Exemptions almost exclusively to registered open-end investment companies that operated as traditional mutual funds.(14) However, Applicants note that the requested relief is substantially identical to relief recently granted by the Commission to other ETFs.(15) The


---------------
14 See, e.g., Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order). Cf. Liberty All-Star Equity Fund, et al., Investment Company Act Rel. Nos. 27741 (Feb. 27, 2007) (notice) and 27769 (Mar. 27, 2007) (order) (example of unique multi-manager relief for exchange-listed closed-end fund).

15 See IndexIQ Advisors LLC and IndexIQ Active ETF Trust, Investment Company Act Release Nos. 30130 (July 9, 2012) (notice) and 30161 (Aug. 3, 2012)
      (order) ("IndexIQ"); WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice)

Advisor and the ETF Trusts believe that the requested relief is equally appropriate for ETFs as for mutual funds, and that the operations of the Funds under the requested Order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Such Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds.

      The Advisor and the ETF Trusts understand that these prior Manager of Managers Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could "vote with their feet" by redeeming their individual shares at net asset value ("NAV") if they did not approve of a change in sub-adviser or sub-advisory agreement. As discussed in the ETF Trusts' applications for ETF Orders ("ETF Applications"),(16) the Funds that are ETFs ("ETF Funds") do not issue individually redeemable shares; accordingly, ETF Fund shareholders - unlike traditional mutual fund shareholders - cannot tender individual ETF shares to the ETF Funds for redemption at NAV. Instead, as described in the ETF Applications, ETF Fund shareholders are generally able to redeem ETF Fund shares ("Shares") at NAV only in large aggregations of Shares ("Creation Units") and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) are able to "vote with their feet" by tendering Shares to an ETF Fund for redemption at NAV. Due to the arbitrage mechanism that has been and will be implemented for each ETF Fund, however, as described in the ETF Applications, every ETF Fund shareholder will effectively retain the right to "vote with their feet" because every ETF Fund shareholder is able to sell individual Shares in the secondary market at negotiated prices that usually closely track the relevant ETF Fund's NAV.

      The Advisor and the ETF Trusts are confident that each ETF Fund's arbitrage mechanism will continue to work to keep the market price of Shares tracking their NAV because each ETF Fund's portfolio is transparent. As represented in the ETF Applications, before the opening of trading every day that the ETF Funds are open for business, including as required by Section 22(e) of the 1940 Act ("Business Day"), information concerning portfolio securities held by each ETF Fund will be made available. The Commission itself has acknowledged that such portfolio transparency facilitates arbitrage in ETF Shares, and the Advisor and the ETF Trusts believe that efficient arbitrage will continue to minimize the premium or discount to NAV at which Shares trade in the secondary market.(17)


---------------
      and 29412 (Sept. 8, 2010) (order) ("WisdomTree"); and Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) ("Grail").

16 The Funds of the ETF Trusts are commonly referred to as exchange-traded funds or ETFs, and operate pursuant to exemptive orders previously granted by the Commission. See supra note 6.

17 See Exchange-Traded Funds, Investment Company Act Release No. 28193 (Mar. 11, 2008); SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001). To date the Commission has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the Commission on Exchange-Traded Funds (Mar. 4,
      2008).

      Because of the efficiency with which the ETF Funds' arbitrage mechanism is designed to operate, the Advisor and the ETF Trusts do not believe that a change of Sub-Adviser(s) would affect the market price of Shares. The Advisor and the ETF Trusts understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Sub-Adviser could affect the market price
- though not the NAV - of an ETF Fund's Shares.(18) However, the Advisor and the ETF Trusts believe this concern is misplaced. The daily NAV and market price are based on the value of an ETF Fund's portfolio holdings, not sentiments about potential future value. The Advisor and the ETF Trusts believe, however, that such market sentiment, if it exists, would not affect the market price for Shares in any lasting or meaningful way, because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when an ETF Fund's per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when an ETF Fund's per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

      Furthermore, the functioning of existing index based and actively managed ETFs suggests that any change by an ETF Fund of Sub-Advisers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between an ETF Fund's NAV and the market price of its Shares. In this regard, the Advisor and the ETF Trusts believe that it is appropriate for the Commission to consider existing ETFs for which portfolio managers play the same role as Sub-Advisers do for the ETF Funds. Currently, investors may purchase shares of an ETF, particularly an actively managed ETF, out of a belief in the skill of an ETF's portfolio manager (just as investors may purchase Fund Shares out of a belief in the skill of a Sub-Adviser) and may decide to sell those shares if the portfolio manager (or Sub-Adviser) discontinues managing the portfolio. Nevertheless, the Commission's orders for actively managed ETFs do not preclude an ETF adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF's prospectus. In this respect the Commission's actively managed ETF orders suggest, and indicate that the Commission has concluded, that an ETF adviser's termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant ETF Fund's NAV. With respect to index based ETFs, the Advisor and the ETF Trusts believe that investors place even less importance on the portfolio manager or sub-adviser, and would not expect any disruption resulting from a change of sub-adviser. For the same reasons and based on the same analysis, the Commission can and should also conclude here that the Manager of Managers Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under Section 6(c).


---------------
18 Because an ETF's NAV, like a traditional mutual fund's NAV, is based purely on its portfolio holdings, a change of sub-adviser(s) should not affect the NAV of an ETF Fund.

               b. Consistent with the Protection of Investors

      Applicants believe that the requested relief is consistent with the protection of investors. Under the Manager of Managers Structure, primary responsibility for management of the Funds, including the selection and supervision of the Sub-Advisers, is vested in the Advisor, subject to the oversight of the Board. Each Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Advisor in light of the management structure of the Funds, as well as the shareholders' expectation that the Advisor will use its expertise to select the most able Sub-Advisers. Within this structure, the Advisor is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

      In evaluating the services that a Sub-Adviser will provide to a Fund, the Advisor considers certain information, including, but not limited to, the following:

             (1) the advisory services provided by the Sub-Adviser, including the Sub-Adviser's investment management philosophy and technique and the Sub-Adviser's methods, to ensure compliance with the investment objective(s), policies and restrictions of the Fund;

             (2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

            (3) reports setting forth the financial condition and stability of the Sub-Adviser; and

             (4) reports setting forth the Sub-Adviser's investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Adviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

      In addition, the Advisor and the Board will consider the reasonableness of the Sub-Adviser's compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser's fee directly bears on the amount and reasonableness of the Advisor's fee payable by the Fund. Accordingly, the Advisor and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the Board will consider certain information, including, but not limited to, the following:

             (1) a description of the proposed method of computing the fees;

             (2) comparisons of the proposed Sub-Advisory fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

             (3) data with respect to the projected expense ratios of each Fund and comparisons with similar funds.

      If the requested relief is granted, shareholders of each Fund utilizing the Manager of Managers Structure will receive adequate information about the Sub-Advisers. Except as modified by the requested Order to permit Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information ("SAI") for each Fund will include all required information concerning each applicable Sub-Adviser. In addition to a Fund prospectus and, if requested, the SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the relevant Company will supplement each affected Fund's prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. Furthermore, if a new Sub-Adviser is retained in reliance on the requested Order, the applicable Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;(19) and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

      Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested Order. Each Fund that is an ETF Fund intends to ensure that shareholders who purchase its Shares in the secondary market receive a


---------------
19 A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website;
      (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or e-mail copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and
      Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested Order to permit Aggregate Fee Disclosure (as defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

prospectus and that Applicants' prospectus delivery obligation is satisfied by relying on the same mechanisms, which are currently used by traditional open-end funds that are not directly sold and by other ETFs, and which are implicitly accepted by the Commission, to deliver disclosure documents to secondary market purchasers. In this regard, among other things, the ETF Trusts will provide each applicable ETF Fund's prospectus (and/or summary prospectus) and SAI to the applicable national securities exchange, as defined in Section 2(a)(26) of the 1940 Act (an "Exchange"), thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.(20) To the extent that the Exchange member to whom the ETF Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. The ETF Trusts, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, the ETF Trusts believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.(21)

      Applicants recognize that, pursuant to the requested Order, the prospectus of each Fund would need to disclose the existence, substance and effect of the Order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund's prospectus under the Order and will ensure that each such Fund's disclosures satisfy this requirement.

               c. Consistent with the Policy and Provisions of the 1940 Act

      Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company's investment adviser, together with the company's investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

      Each Fund's Advisory Agreement will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. If the Advisor determines to utilize the Manager of Managers Structure for a Fund, shareholder approval of the Manager of Managers Structure will first be obtained. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose that the Advisor is the primary provider of


---------------
20 Rule 153 under the 1933 Act. The ETF Trusts note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers' transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

21 The ETF Trusts understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

investment advisory services to the Fund, that the Advisor may hire or change Sub-Advisers for the Fund, as appropriate, and that the Advisor has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company's investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Advisor and the Board, including a majority of its Independent Trustees. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. A Fund also will promptly supplement its prospectus if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. Additionally, if a shareholder of a particular Fund is dissatisfied with the Advisor's selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares or, in the case of the ETF Funds, sell them on the open market.

      B. Disclosure of Sub-Advisers' Fees

               1. Applicable Law

      Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of calculating the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser ... under the investment advisory contract for the last three fiscal years."

      Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Such information is also required to be included in an information statement in accordance with Schedule 14C under the Exchange Act. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser during the last fiscal year. Item 22(c)(8) requires a description of "the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Sub-Adviser in proxy statements for shareholder meetings at which sub-advisory fees would be established or increased or action would be taken on a sub-advisory contract.

      Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission.
Section 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund's financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser's affiliations, if any, with the Advisor, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Advisor.

      For the reasons and subject to the conditions below, Applicants seek an Order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each sub-advised Fund to disclose (as a dollar amount and a percentage of a Fund's net assets) only (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of
Schedule 14A of the Exchange Act (including to the extent such provisions are incorporated into Schedule 14C of the Exchange Act), and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

               2. Discussion

      Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Advisor will operate the Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Advisor pays to each Sub-Adviser does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and
(3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

      As noted above, the Advisor will operate the Funds utilizing the Manager of Managers Structure in a manner different from a traditional investment company. By investing in a Fund, shareholders will be hiring the Advisor to manage the Fund's assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of the Board, will be responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Advisor will receive an advisory fee from each Fund. Pursuant to the relevant Sub-Advisory Agreement, the Advisor may compensate a Sub-Adviser or the Fund may compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Advisor by the amount of sub-advisory fees it has paid to the Sub-Adviser.(22) Disclosure of the individual fees that the Advisor or Fund would pay to a Sub-Adviser will not serve any meaningful purpose since investors will pay the Advisor to monitor and evaluate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Advisor and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of a Fund using the Manager of Managers Structure, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor's expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers, all subject to Board approval. There are no policy reasons that require shareholders of the sub-advised Funds to be told the individual Sub-Adviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser's portfolio managers' salaries.(23)

      The requested relief would benefit shareholders of the sub-advised Funds because it would improve the Advisor's ability to negotiate the fees paid to Sub-Advisers. The Advisor's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Advisor is not required to disclose the Sub-Advisers' fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.


---------------
22 Under the requested Order, for Funds that pay fees to a Sub-Adviser directly from Fund assets, any change to a Sub-Advisory Agreement or Advisory Agreement that would not result in an increase in the total management and advisory fees payable by the Fund would not need to be submitted to affected shareholders for approval. For instance, the management and advisory fees payable by a Fund to a Sub-Adviser could be increased without shareholder approval if there were a corresponding decrease in the management and advisory fees payable by the Fund to the Advisor.

23 The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that with respect to each Fund utilizing the Manager of Managers Structure, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund utilizing the Manager of Managers Structure, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

      C. Precedent

      The Advisor and the ETF Trusts are aware of three other ETF complexes that have previously sought or obtained similar exemptions.(24)

      Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to open-end investment companies that do not operate as ETFs. See, e.g., Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order) ("Pax"); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) ("Sterling"); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order)
("Highland"); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010) (order) ("Northern
Lights"); CLS Investments, LLC and AdvisorOne Funds, Investment Company Act Release Nos. 28894 (Aug. 31, 2009) (notice) and 28932 (Sept. 28, 2009) (order);
Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (Aug. 25,
2008) (notice) and 28385 (Sept. 22, 2008) (order) ("Aberdeen").

      Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Pax, Sterling, Highland, Northern Lights and Aberdeen.

IV. CONDITIONS FOR RELIEF

      Applicants agree that any Order granting the requested relief will be subject to the following conditions:

              1. Before a Fund may rely on the requested Order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund's outstanding voting securities, as defined in the 1940 Act or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised Fund to the public.

              2. The prospectus for each Fund relying on the requested Order will disclose the existence, substance, and effect of any Order granted pursuant to this Application. Each Fund relying on the requested Order will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. The prospectus will prominently


---------------
24 See IndexIQ, Grail and WisdomTree, supra note 15. WisdomTree did not include relief from the disclosure requirements of the rules and forms discussed herein.

      disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

              3. Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days of the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

              4. The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

              5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

              6. Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Adviser derives an inappropriate advantage.

              7. Whenever a Sub-Adviser is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

              8. The Advisor will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund's assets, and, subject to review and approval of the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of a Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among one or more Sub-Advisers;
      (iv) monitor and evaluate the performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the relevant Fund's investment objective(s), policies and restrictions.

              9. No trustee or officer of a Company, or director, manager or officer of the Advisor, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

            10. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

             11. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the Order requested in the Application, the requested Order will expire on the effective date of that rule.

             12. The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

             13. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

             14. For Funds that pay fees to a Sub-Adviser directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Fund will be required to be approved by the shareholders of the Fund.

V. CONCLUSION

      For the foregoing reasons, Applicants request that the Commission issue an Order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. PROCEDURAL MATTERS

      Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application's facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application's facing page. Also, Applicants have included in Section VIII the required verifications.

      In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

      In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

      Based on the facts, analysis, and conditions in this Application, Applicants respectfully request that the Commission issue an Order under Section 6(c) of the 1940 Act granting the relief requested by this Application.

Dated: August 24, 2012

                               FIRST TRUST EXCHANGE-TRADED FUND


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED FUND II


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                        Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED FUND III


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED FUND IV


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED FUND V


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED FUND VI


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST SERIES FUND


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST DEFINED PORTFOLIO FUND, LLC


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President


                               FIRST TRUST VARIABLE INSURANCE TRUST


                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

                               FIRST TRUST ADVISORS L.P.

                                  By:           /s/ James A. Bowen
                                         -------------------------------------
                                         Name:  James A. Bowen
                                         Title:  Chief Executive Officer

VII. AUTHORIZATIONS AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                  FIRST TRUST ADVISORS L.P.


                                  By:           /s/ James A. Bowen
                                         -------------------------------------
                                         Name:  James A. Bowen
                                         Title:  Chief Executive Officer

Dated as of: August 24, 2012

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II, First Trust Series Fund, First Defined Portfolio Fund, LLC and First Trust Variable Insurance Trust (collectively, the "Companies"). Mark R. Bradley is authorized to sign and file this document on behalf of the Companies pursuant to (a) the general authority vested in him as President and (b)(1) for the Companies other than Trust V, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A-1, and (2) for Trust V, resolutions set forth in the written consent of the initial trustee, which are attached hereto as Appendix A-2.

                                FIRST TRUST EXCHANGE-TRADED FUND

                                FIRST TRUST EXCHANGE-TRADED FUND II

                                FIRST TRUST EXCHANGE-TRADED FUND III

                                FIRST TRUST EXCHANGE-TRADED FUND IV

                                FIRST TRUST EXCHANGE-TRADED FUND V

                                FIRST TRUST EXCHANGE-TRADED FUND VI

                                FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND

                                FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II

                                FIRST TRUST  SERIES FUND

                                FIRST DEFINED PORTFOLIO FUND, LLC

                                FIRST TRUST VARIABLE INSURANCE TRUST


                                By:             /s/ Mark R. Bradley
                                       -------------------------------------
                                       Name:  Mark R. Bradley
                                       Title:  President

Dated as of: August 24, 2012

VIII. VERIFICATIONS OF APPLICATION AND STATEMENTS OF FACT

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, states that he has duly executed the attached Application for an Order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II, FIRST TRUST SERIES FUND, FIRST DEFINED PORTFOLIO FUND, LLC and FIRST TRUST VARIABLE INSURANCE TRUST; that he is President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                  By:             /s/ Mark R. Bradley
                                         -------------------------------------
                                         Name:  Mark R. Bradley
                                         Title:  President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, states that he has duly executed the attached Application for an Order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of the company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                  By:           /s/ James A. Bowen
                                         -------------------------------------
                                         Name:  James A. Bowen
                                         Title:  Chief Executive Officer

                                  APPENDIX A-1

  THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST FUNDS LISTED ON SCHEDULE 1
   HERETO (COLLECTIVELY, THE "FUNDS") EACH ADOPTED THE FOLLOWING RESOLUTIONS

           WHEREAS, Section 15(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), generally makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a registered investment company except pursuant to a written contract which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company, and Rule 18f-2 under the 1940 Act generally requires that such approval be obtained on a series-specific basis for "series companies" as defined therein; and

            WHEREAS, registered investment companies are required to disclose information pertaining to fees paid to sub-advisers under the provisions of various forms prescribed by, and regulations promulgated by, the Securities and Exchange Commission (the "Commission"); and

            WHEREAS, First Trust Advisors L.P., the investment adviser to the Funds and their series, recommends that the Funds be authorized to seek an order of exemption from the Commission that grants relief from the foregoing shareholder approval and disclosure requirements.

                 NOW THEREFORE BE IT:

            RESOLVED, that Mark R. Bradley and any other appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Fund and in its name, an application or applications in such form as such officer, or any one of them, deems necessary or appropriate seeking, pursuant to Section 6(c) of the 1940 Act, an order of exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit, among other things, as described in such application or applications, the hiring and retention of sub-advisers and amendments to sub-advisory contracts on behalf of each such Fund and its respective series without shareholder approval (any such application, an "Exemptive Application" and such order of exemption, the "Order of Exemption"); and it is

            FURTHER RESOLVED, that Mark R. Bradley and any other any appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Exemptive Application(s), his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is

            FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Exemptive Application described above, the respective Fund is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.

                                   SCHEDULE 1

                        First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                      First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                      First Trust Exchange-Traded Fund VI
                  First Trust Exchange-Traded AlphaDEX(R) Fund
                First Trust Exchange-Traded AlphaDEX(R) Fund II
                            First Trust Series Fund
                       First Defined Portfolio Fund, LLC
                      First Trust Variable Insurance Trust

                                  APPENDIX A-2

       THE INITIAL TRUSTEE OF FIRST TRUST EXCHANGE-TRADED FUND V ADOPTED THE
                             FOLLOWING RESOLUTIONS

      The following resolutions were adopted by the written consent of the sole initial trustee and remain in full force and effect.

            WHEREAS, Section 15(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), generally makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a registered investment company except pursuant to a written contract which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company, and Rule 18f-2 under the 1940 Act generally requires that such approval be obtained on a series-specific basis for "series companies" as defined therein; and

            WHEREAS, registered investment companies are required to disclose information pertaining to fees paid to sub-advisers under the provisions of various forms prescribed by, and regulations promulgated by, the Securities and Exchange Commission (the "Commission"); and

            WHEREAS, the First Trust Exchange-Traded Fund V (the "Fund") wishes to seek an order of exemption from the Commission that grants relief from the foregoing shareholder approval and disclosure requirements.

            NOW THEREFORE BE IT:

            RESOLVED, that Mark R. Bradley and any other appropriate officer of the Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the Fund and in its name, an application or applications in such form as such officer, or any one of them, deems necessary or appropriate seeking, pursuant to Section 6(c) of the 1940 Act, an order of exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit, among other things, as described in such application or applications, the hiring and retention of sub-advisers and amendments to sub-advisory contracts on behalf of the Fund and its series without shareholder approval (any such application, an "Exemptive Application" and such order of exemption, the "Order of Exemption"); and it is

            FURTHER RESOLVED, that Mark R. Bradley and any other any appropriate officer of the Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Exemptive Application(s), his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is

            FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Exemptive Application described above, the Fund is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.